Filed pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: Synaptics Incorporated
Commission File No.: 000-49602
Registration Statement File No.: 333-298477

Subject Company: Synaptics Incorporated

The following are the contents of an e-mail and FAQ sent by the CEO of Synaptics Incorporated to employees of Synaptics Incorporated on August 27, 2026.

Subject: Another step towards completing our transaction with onsemi

Team #OneSynaptics,

I’m writing to provide you with an update on the progress we have been making towards completing our previously announced transaction with onsemi.

onsemi recently filed a Form S-4 registration statement with the U.S. Securities and Exchange Commission (SEC), including a preliminary proxy statement of Synaptics that also serves as a preliminary prospectus of onsemi. This filing is a standard way publicly traded companies communicate with investors about the background and rationale for a transaction, as well as new securities that will be issued in connection with a transaction. Once the S-4 registration statement clears the SEC review process, our definitive proxy statement will be mailed to all of our shareholders, including employees who own SYNA stock. This will be separate from the definitive proxy statement for Synaptics’ annual meeting.

This initial filing represents an important milestone on the road to completing our combination with onsemi, and we remain on track to close the transaction in mid-2027. Until then, we are continuing to operate as separate, independent companies, and it remains business as usual at Synaptics. All day-to-day responsibilities and reporting structures remain the same, and I ask that you continue to remain focused on executing our strategy, delivering for our customers, and advancing our product roadmaps.

Attached to this email you will find an FAQ document that addresses some key questions we’ve received following the initial announcement. We will continue to keep you informed of any notable developments.

I want to emphasize that this exciting transaction with onsemi would not be possible without the hard work of our talented team. Thank you for your continued focus and dedication to Synaptics.

Best regards,
Rahul

Note: In accordance with our corporate policy, if you receive any media inquiries, please do not respond and direct them to Neeta Shenoy at neeta.shenoy@synaptics.com. All investor inquiries should be forwarded to Munjal Shah at munjal.shah@synaptics.com.

Additional Employee FAQs

We’re excited about our combination with onsemi and what the transaction means for the next chapter in Synaptics’ journey. After receiving follow-up questions from team members and in connection with the initial filing of the S-4, we have addressed additional inquiries below. We look forward to sharing more information on our path towards closing the transaction, which we continue to expect to occur in mid-2027.

1.	What is an S-4 filing?
•	An S-4 filing is a detailed document that publicly traded companies are required to file with the SEC when planning to issue stock as part of a merger or acquisition.
•	The filing will register the stock being issued in connection with the merger or acquisition and provide comprehensive information about the transaction, including transaction terms and risk factors.
•	The S-4 filing can be found on the SEC’s website.
•	This filing is preliminary and has not been declared effective by the SEC. It is subject to update, and there will be additional related filings to come.

2.	What does the combination of onsemi and Synaptics mean for Synaptics employees?
•	This transaction reflects the strength of Synaptics’ business, technology portfolio, growth prospects, and the significant opportunity we see for our business.
•	Joining a large organization often brings expanded career pathways, greater organizational resources and capabilities, and increased opportunities to innovate.
•
This transaction does not change our day-to-day responsibilities or reporting structure. Until the transaction closes, onsemi and Synaptics will continue to operate as separate and independent companies.

3.	How did this transaction come about? Did Synaptics consider combining or partnering with other companies? Were there other interested buyers for Synaptics?
•	Our Board conducted a thorough process and evaluation when determining to approve this transaction.
•	Our Board unanimously determined that the Merger Agreement with onsemi was in the best interests of our shareholders and was the best available alternative for our shareholders.
•	The S-4 filed with the SEC has details regarding the background of the process that resulted in the transaction with onsemi.

4.	Why is now the right time for this transaction?
•	Our Board and management team believe that the opportunity in Physical AI is at an inflection point.
•	As AI moves from the data center into the physical world in robotics, autonomous vehicles, industrial automation, and intelligent edge devices, the window to establish a strong position is now.
•
Synaptics’ Astra AI-native platform is gaining solid momentum, but capturing that full opportunity at scale requires the distribution reach, customer relationships, and manufacturing capabilities that onsemi brings.

•	Building that infrastructure independently would take time, while this transaction with onsemi provides it from the start.

5.	Why is onsemi the right partner for Synaptics? What is onsemi’s mission and culture?
•	onsemi is a global leader in intelligent power and sensing technology, with a strong position across AI data centers, industrial, and automotive applications.
•	onsemi’s intelligent power and sensing technologies are highly complementary to Synaptics’ differentiated Edge AI compute, connectivity, and human-machine interface solutions.
•	onsemi is headquartered in Scottsdale, AZ, with design centers, manufacturing facilities, sales offices, and support locations around the world.
•	onsemi and Synaptics share a common vision to develop integrated intelligent systems for customers.
•	We are confident that our strong cultural alignment and shared commitment to innovation will be key to our mutual success.

6.	Why was an all-stock transaction the preferred structure?
•	The all-stock structure of the transaction will enable Synaptics shareholders to participate in the future growth and upside of the combined company.
•
We see significant growth potential for the combined company, which will offer customers integrated solutions and development platforms across every layer of the Edge AI stack, deepening customer engagement and expanding across a greater total addressable market.

•	Leveraging onsemi’s global customer relationships, industrial channel reach, and manufacturing scale, we expect to accelerate growth and drive long-term shareholder value.

7.	Where do you see the business headed in the intermediate term? What is the strategic opportunity with onsemi?
•
As a standalone company, Synaptics is well positioned to continue executing its strategy focused on Physical AI and Edge AI. Over the past year, our leadership has consistently communicated our strategy to expand focus on new growth markets.

•
Through this transaction with onsemi, Synaptics will be able to accelerate that focus and strategy as we bring together highly complementary technologies, customer relationships, and distribution networks.

•	Together, onsemi and Synaptics will become a leader in Intelligent Systems by integrating the four pillars of Physical AI: Power, Sense, Connected Compute, and Control.
•	As a combined company, we expect to significantly expand our total addressable market and be able to offer customers complete system solutions that neither company could deliver independently.

8.	What will happen to Synaptics’ headquarters, offices, and facilities following closing of the transaction? Will employees have to relocate or change offices?
•	Until the transaction closes, it is business as usual. San Jose remains our headquarters, and we continue to operate our business from our existing locations around the world.
•
onsemi is a global company with a significant presence across major technology, engineering, and manufacturing hubs around the world. Any decisions regarding the combined company's office footprint or facilities would be made as part of post-closing integration planning. It is too early to speculate on specific outcomes, and we will communicate any decisions if and when they are made.

9.	Will my compensation and benefits (e.g., health insurance, 401(k), etc.) change once we’re a part of onsemi?
•	There are no changes at this time to existing Synaptics employee compensation or benefits as a result of the transaction.
•	Until the transaction closes, onsemi and Synaptics will continue to operate as separate and independent companies.
•	As a large global employer, onsemi offers a comprehensive and market-competitive Total Rewards program, including compensation, benefits, time off, and wellness programs.
•	For the first 12 months as part of onsemi, base pay and target cash bonus opportunity, taken together, will be no less favorable for employees than immediately before closing.
•	Most other benefits will remain substantially comparable, overall, to current benefits or to those offered to similarly situated onsemi employees.
•	That said, there are still many details to be determined, and we will provide an update closer to the transaction closing.

10.	How does this affect recruitment for current open positions? Will there be a hiring freeze?
•	We don’t anticipate any changes to our current recruitment goals, and we plan to continue hiring and filling open positions, subject to our interim covenant obligations under the Merger Agreement.

11.	What will happen with my stock?
•	At closing, each share of Synaptics stock that you own will be automatically converted into 1.350 shares of onsemi stock.

12.	What will happen to unvested RSUs?
•
Any time-vested RSUs you hold which are unvested as of the closing of the transaction will be converted into RSUs on onsemi stock based on the overall exchange ratio used for the transaction, and those converted RSUs will continue to vest and settle in the normal course based on your original service vesting schedule.

13.	Will my years of service at Synaptics transfer to onsemi?
•	We expect eligible employees' prior Synaptics service to be recognized for many benefit-related purposes following the closing, consistent with the Merger Agreement and applicable benefit plans.
•	This includes service recognition for certain benefits, such as vacation and severance, where applicable.
•	Details regarding specific benefit programs and how service will be recognized will be communicated closer to closing.

14.	What about ESPP (Employee Stock Purchase Plan)?
•	The current ESPP offering period will be the final offering period under the Synaptics ESPP.
•	Following the close of the transaction, employees will be given the option to enroll in onsemi's ESPP, subject to the terms and eligibility requirements of that plan.
•	Additional details (e.g., enrollment windows, discount rate, plan terms) will be communicated as appropriate following close.

15.	What happens to my bonus if the transaction closes mid-year?
•
If the transaction closes during the current fiscal year, eligible employees participating in the annual bonus plan will receive a prorated bonus through the closing date, calculated at target performance and paid in a single lump sum shortly after closing (within 15 days under the Merger Agreement).

•	Details regarding compensation and bonus programs after closing will be communicated closer to the closing date.

16.	Will my outstanding equity awards vest early because of the transaction?
•	Employee awards will continue to vest according to their existing terms, unless otherwise provided under the applicable award agreement or communicated in the future.

17.	Will there be any retention bonuses or signing bonuses?
•	We recognize that retention and incentive programs are important considerations for our employees. As we work through the transaction process, we are continuously evaluating these matters.
•	Any decisions regarding employee retention or incentive programs will be communicated directly to those people at the appropriate time, with specific details on eligibility and terms.
•	These decisions are still being evaluated.

18.	Why has Synaptics stopped providing earnings guidance?
•	This is standard practice for companies with pending transactions during the interim period before closing.
•	However, Synaptics is continuing to issue earnings reports and quarterly 10-Q filings in the normal course as we maintain our typical financial reporting and disclosure practices.

19.	What approvals remain between now and closing?
•	This transaction is subject to customary closing conditions, including regulatory approvals across multiple jurisdictions.
•	As previously noted, Synaptics shareholders must approve the merger at a special meeting.
•	Subject to satisfaction of these conditions, we remain on track to close the transaction with onsemi in mid-2027.

Cautionary Note Regarding Forward-Looking Statements

This communication relates to a proposed business combination transaction between Synaptics Incorporated and ON Semiconductor Corporation. This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Synaptics’ and onsemi’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by Synaptics and onsemi, all of which are subject to change. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology that convey uncertainty of future events or outcomes.

These forward-looking statements involve known and unknown risks and uncertainties, which may cause Synaptics’ or onsemi’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from regulators or the stockholders of Synaptics for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Synaptics or onsemi, including restrictions during the pendency of the transaction that may impact the ability to pursue certain business opportunities or strategic transactions; (5) the ability of Synaptics and onsemi to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; (10) uncertainty as to the long-term value of onsemi’s common stock; (11) legislative, regulatory and economic developments; and (12) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Synaptics’ and onsemi’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus that is included in the Registration Statement on Form S-4 that has been filed with the SEC in connection with the proposed transaction. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Synaptics’ overall business, including those more fully described in Synaptics’ filings with the Securities and Exchange Commission (“SEC”) including its annual report on Form 10-K for the fiscal year ended June 27, 2026, and its quarterly reports filed on Form 10-Q for the current fiscal year, and onsemi’s overall business and financial condition, including those more fully described in onsemi’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2025, and its quarterly reports filed on Form 10-Q for its current fiscal year. Forward-looking statements are not guarantees of performance, and speak only as of the date made, and neither Synaptics nor its management undertakes any obligation to update or revise any forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of,  an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information about the Transaction and Where to Find It

The proposed transaction will be submitted to the stockholders of Synaptics for their consideration. In connection with the proposed transaction, on August 21, 2026, onsemi filed with the SEC a Registration Statement on Form S-4 that included a proxy statement of Synaptics and that also constituted a prospectus of onsemi. Each of Synaptics and onsemi will provide the proxy statement/prospectus to Synaptics stockholders. These materials are not yet final and will be amended. Synaptics and onsemi also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Synaptics and onsemi may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties on Synaptics Investor Relations at https://investor.synaptics.com/ (for documents filed with the SEC by Synaptics) or onsemi Investor Relations at https://investor.onsemi.com/ (for documents filed with the SEC by onsemi).

Participants in the Solicitation

Synaptics, onsemi, and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from Synaptics stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Synaptics stockholders in connection with the proposed transaction, and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus that will be provided to Synaptics stockholders. You can find more detailed information about Synaptics’ executive officers and directors under the headings “Proposal 1 – Election of Directors,” “Director Compensation,” “Compensation Discussion and Analysis,” “Named Executive Officer Compensation Tables,” “CEO Pay Ratio Disclosure,” “Pay Versus Performance Disclosure” and “Beneficial Ownership of Certain Stockholders” in its definitive proxy statement filed with the SEC on September 16, 2025. To the extent holdings of Synaptics common stock by the directors and executive officers of Synaptics have changed from the amounts of Synaptics common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=817720&owner=exclude under the tab “Ownership Disclosures”. You can find more detailed information about onsemi’s executive officers and directors under the headings “The Board of Directors and Corporate Governance,” “Compensation of Executive Officers” and “Stock Ownership” in its definitive proxy statement filed with the SEC on April 2, 2026. To the extent holdings of onsemi common stock by the directors and executive officers of onsemi have changed from the amounts of onsemi common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=1097864&owner=exclude under the tab “Ownership Disclosures”. Additional information about Synaptics’ executive officers and directors and onsemi’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4.